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                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. After giving effect to this Offering, there will be 27,200,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then-outstanding shares of Preferred Stock. No shares of Preferred Stock will be outstanding immediately following the consummation of this Offering. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of Common Stock outstanding upon the effective date of this Prospectus, and the shares offered hereby will, upon issuance and sale, be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

  Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

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  Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

  Section 211 of the DGCL allows a corporation to designate in its certificate of incorporation or bylaws who may call a special meeting of the stockholders. The Certificate of Incorporation will designate that only members of the Company's Board of Directors may call a special meeting of the stockholders.

  Section 228 of the DGCL allows any action that is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation will contain such a provision, and therefore stockholders holding a majority of the voting power of the Common Stock will not be able to approve corporate actions requiring stockholder approval without holding a meeting of stockholders.

REGISTRATION RIGHTS

  The Company has entered into the ICII Registration Rights Agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. Also, under the ICII Registration Rights Agreement, FLRT, Inc. may piggyback its shares onto any registration statement concerning shares of the Company's Common Stock held by ICII; provided however that for a period of three years following the date of this Prospectus, FLRT, Inc. is limited in the amount of shares of the Company's Common Stock it can sell to that amount authorized pursuant to Rule 144. Thereafter, FLRT, Inc. has registration rights similar to those granted to ICII under the ICII Registration Rights Agreement without any volume limitations.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer, Glendale, California.

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